AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

5 March 2002

02028015

SUPPL

02 MAR 27 AM 8:45

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 March 2002, Re: Amsteel Corporation Berhad, Angkasa Marketing Berhad, Lion Corporation Berhad and Lion Land Berhad - Proposed Corporate And Debt Restructuring for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

CHAN POH LAN
Secretary

dlw 3/29

cc. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No AA-020304-58937

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad
Angkasa Marketing Berhad
Lion Corporation Berhad
Lion Land Berhad
- Proposed Corporate And Debt Restructuring

* **Contents :-**

We refer to the announcements made by Amsteel Corporation Berhad ("the Company"), Angkasa Marketing Berhad, Lion Corporation Berhad and Lion Land Berhad ("PLCs" or "the Lion Group") on 5 July 2000 and 8 October 2001 on a proposed group wide restructuring scheme comprising debt and corporate restructuring exercises to rationalise the financial position of the Lion Group ("Proposed GWRS").

The PLCs and certain of their subsidiaries ("FI Scheme Companies") had obtained the Court order to convene meetings for each of the FI Scheme Companies ("FI Scheme Meetings") for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of the FI Scheme Companies and their respective financial institution ("FI") creditors and/or members to facilitate the implementation of the Proposed GWRS pursuant to Section 176 subsection (1) of the Companies Act, 1965 ("the Act"). The FI Scheme Companies had on 8 February 2002 applied to the High Court to further extend the time beyond 22 February 2002 for the FI Scheme Companies to convene the FI Scheme Meetings. This application has been set down for hearing on 1 April 2002.

The Company wishes to announce that the Company and the following companies (collectively "Non-FI Scheme Companies") had filed a joint application pursuant to Section 176 subsection (1) of the Act with the High Court on 1 March 2002:

1) Araprop Development Sdn Bhd and Visionwell Sdn Bhd, both subsidiaries of the Company;
2) Lion Construction & Engineering Sdn Bhd, a wholly-owned subsidiary of Lion Corporation Berhad; and
3) Lion Plaza Sdn Bhd and JOPP Builders Sdn Bhd, both wholly-owned subsidiaries of Lion Land Berhad.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

04 MAR 2002

The aforesaid application was made to seek a Court order to convene meetings for each of the Non-FI Scheme Companies for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of such Non-FI Scheme Companies and their respective non-financial institution and/or trade creditors ("Non-FI Scheme Creditors") to facilitate the settlement of the debts owing to the Non-FI Scheme Creditors.

The Non-FI Scheme Companies did not apply to the Court for an order to restrain legal proceedings against the Non-FI Scheme Companies under Section 176 subsection (10) of the Act.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

04 MAR 2002

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

4 March 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 March 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **01-03-2002 05:01:37 PM**
Reference No **AA-020301-18CC2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 8.14 of the Listing Requirements of the KLSE and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4"), the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that:

1. The proposed group wide restructuring scheme announced on 5 July 2000 and 8 October 2001 ("Proposed GWRS") is still in progress; and

2. The Company had on 3 September 2001 announced that the time within which the Company, Lion Corporation Berhad, Lion Land Berhad, Angkasa Marketing Berhad and certain of their respective subsidiaries ("Scheme Companies") are at liberty to convene the scheme meetings with their respective scheme creditors and/or members for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of the Scheme Companies and their respective scheme creditors and/or members to facilitate the implementation of the Proposed GWRS pursuant to Section 176(1) of the Companies Act, 1965 ("Scheme Meetings") has been extended by the High Court of Kuala Lumpur ("High Court") to 22 February 2002. The Scheme Companies had on 8 February 2002 applied to the High Court to further extend the time for the Scheme Companies to convene the Scheme Meetings to a date six months from the date of the order for extension. The application has been set down for hearing on 1 April 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

01 MAR 2002